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16012530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2016
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66894

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brady Ware Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3601 Rigby Road, Suite 400
(No. and Street)

Miamisburg	Ohio	45342
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Roberts (937) 223-5247
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10P

OATH OR AFFIRMATION

I, Todd Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brady Ware Corporate Finance, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President and CCO

Title

Notary Public


NOTARY PUBLIC
STATE OF OHIO

DIANA L BLAIR, Notary Public
In and for the State of Ohio
My Commission Expires July 29, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CPAs & Business Consultants

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Brady Ware Corporate Finance, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which was agreed to by Brady Ware Corporate Finance, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brady Ware Corporate Finance, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Brady Ware Corporate Finance, LLC's management is responsible for Brady Ware Corporate Finance, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (quarterly FOCUS Reports) for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

February 15, 2016

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

REPORT TO THE MEMBER

BRADY WARE CORPORATE FINANCE, LLC

For The Year Ended December 31, 2015

FLYNN & COMPANY, INC.
Certified Public Accountants



CPAs & Business Consultants

Review Report of Independent Registered Public Accounting Firm

To the Shareholders
Brady Ware Corporate Finance, LLC
Dayton, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Brady Ware Corporate Finance, LLC ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)*(1)*, (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)*(1)*, of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

February 15, 2016

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

BRADY WARE CORPORATE FINANCE, LLC
SIGNIFICANT AUDIT FINDINGS
FOR THE YEAR ENDED DECEMBER 31, 2015

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934.No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2015. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2015 financial statements are described in Note A to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material.

Significant Unusual Transactions

For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

BRADY WARE CORPORATE FINANCE, LLC
SIGNIFICANT AUDIT FINDINGS
FOR THE YEAR ENDED DECEMBER 31, 2015

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We noted no significant issues relating to the quality of the Company's financial reporting.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I and Schedule II that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Flynn& Company

CPAs & Business Consultants

Brady Ware Corporate Finance, LLC

SEC File Number 8-66894

Financial Statements and Supplementary Schedules
for the Year Ended December 31, 2015 and
Independent Auditors' Report
and Supplementary Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2015

Brady Ware Corporate Finance, LLC
(Name of Respondent)

3601 Rigby Road
Suite 400
Dayton, Ohio 45342
(Address of Principal Executive Office)

Mr. Todd Roberts
Brady Ware Corporate Finance, LLC
3601 Rigby Road
Suite 400
Dayton, Ohio 45342
(937) 223-5247
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Brady Ware Corporate Finance, LLC

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Brady Ware Corporate Finance, LLC

We have audited the accompanying financial statements of Brady Ware Corporate Finance, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

February 15, 2016

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets		
Current Assets		
Cash and cash equivalents	$	32,669
Affiliate receivable		31,535
Total Current Assets		64,204
Other Assets		
Prepaid insurance		18,853
Prepaid expenses		3,939
Total Other Assets		22,792
Total Assets	$	86,996
Liabilities and Member's Equity		
Current Liabilities		
Accrued 401(k) profit sharing		2,665
Other accrued expenses		14,793
Total Liabilities		17,458
Member's Equity		69,538
Total Liabilities and Member's Equity	$	86,996

The accompanying notes are an integral part of these statements.

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECMEBER 31, 2015

Revenues	$ 186,333
Expenses	
Salaries and wages	112,399
Employee benefits	10,210
Technology	3,150
Facilities	6,780
Liability insurance	26,774
Legal and professional	10,945
Other operating expenses	10,471
Total Expenses	180,729
Net Income	$ 5,604

The accompanying notes are an integral part of these statements.

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance at December 31, 2014	$	38,934
Net income		5,604
Contributions		60,000
Distributions		(35,000)
Balance at December 31, 2015	$	69,538

The accompanying notes are an integral part of these statements.

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows from Operating Activities:	
Net income	$ 5,604
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in affiliate receivable	(31,535)
Increase in Prepaid insurance	(9,892)
Decrease in Prepaid expenses	421
Increase in Accrued 401(k) profit sharing	304
Increase in Other accrued expenses	6,393
Net cash used in operating activities	(28,705)
Cash Flows from Financing Activities	
Member contributions	60,000
Member distributions	(35,000)
Net cash provided by financing activities	25,000
Net decrease in cash and cash equivalents	(3,705)
Cash and cash equivalents, beginning of year	36,374
Cash and cash equivalents, end of year	$ 32,669

The accompanying notes are an integral part of these statements.

BRADY WARE CORPORATE FINANCE, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

Brady Ware Corporate Finance, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on February 7, 2005 as an Ohio limited liability company; as such, its member possesses limited liability for obligations of the Company. The Company is a wholly-owned subsidiary of Brady Ware Capital, LLC. The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(1) of that Rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting polices follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase to be cash equivalents.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2015, management has determined that no allowance for doubtful accounts is required.

Net Capital Requirements

The Company is required to maintain a minimum net capital balance (as defined) of $5,000 pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $15,212 at December 31, 2015. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 1.1476 to 1 at December 31, 2015.

Income Taxes

The Company, with the consent of its member, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of a company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company does not believe the financial statements include any uncertain tax positions. The Company's tax returns for 2012 through 2015 are subject to examination by the Internal Revenue Service (IRS); however, the Company has not been informed that the IRS intends to conduct such examinations.

Subsequent Events

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through February 15, 2016, which was the date the financial statements were available to be issued for the year ended December 31, 2015.

NOTE B – CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts.

NOTE C – FAIR VALUE MEASURMENTS

The Company follows the provisions of *Fair Value Measurements and Disclosures* as required by the ASC standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The topic provides guidance on various methods used to measure fair value including market, income and cost approaches. These approaches require the Company to utilize certain assumptions about risk. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the inputs used in the valuation techniques, the Company is required to classify the inputs under a fair value hierarchy that ranks the inputs based on their quality and reliability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3- Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

NOTE D – RELATED PARTIES

The Company has an expense sharing agreement with Brady Ware Capital, LLC, the sole member of the Company, for the allocation of certain expenses such as personnel, occupancy, administrative and operational support services. The Company also has an expense sharing agreement with Brady Ware Schoenfeld, Inc., an affiliated company which has common ownership with Brady Ware Capital, LLC, for the allocation of certain expenses such as personnel, insurance, and professional fees. During 2015, the Company incurred expenses relating to these agreements totaling $17,084.

BRADY WARE CORPORATE FINANCE, LLC
SCHEDULE I- COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

Net Capital:		
Member's equity	$	69,539
Nonallowable assets		54,327
Net Capital		15,212
Minimum Capital Required to be Maintained (Greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Excess Net Capital	$	10,212
Aggregate Indebtedness	$	17,458
Ratio of Aggregate Indebtedness to Net Capital		1.1476 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in Brady Ware Corporate Finance, LLC unaudited FOCUS Report as of December 31, 2015. Therefore, no reconciliation of the two computations is deemed necessary.

BRADY WARE CORPORATE FINANCE, LLC
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(1) of that Rule.


Flynn&
Company
CPAs & Business Consultants

Review Report of Independent Registered Public Accounting Firm

To the Shareholders
Brady Ware Corporate Finance, LLC
Dayton, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Brady Ware Corporate Finance, LLC ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)*(1)*, (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)*(1)*, of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

February 15, 2016

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

BRADY WARE COPORATE FINANCE, LLC

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2015

Brady Ware Corporate Finance, LLC (the "Company")is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CF 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company may file an Exemption Report because the Company had no obligations under 17 CFR 240.15c3-3 as the Company claimed the (k)(2) exemption.

2. The Company has met this exemption for the entire fiscal year ending December 31, 2015 without exception.



Todd Roberts
President

7800 E. Kemper Road | Cincinnati, Ohio 45249 | Tel 513.530.9200 | Fax 513.530.0555

www.flynncocpa.com